GPU, Inc.
                               300 Madison Avenue
                          Morristown, New Jersey 07962



                                           March 1, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



               Re:    GPU, Inc.
                      Declaration on Form U-1, File No. 70-9857
                      -----------------------------------------


Ladies and Gentlemen:

     GPU, Inc. hereby requests that the filing in the above-referenced docket be withdrawn forthwith. This filing was made erroneously.


                                           GPU, Inc.


                                           By:   /s/ T. G. Howson
                                                 ---------------------------
                                                 T. G. Howson
                                                 Vice President and Treasurer